Exhibit 99.1

FOR IMMEDIATE RELEASE

NTUA TO TRIAL DRAGONWAVE’S NEW

HORIZON QUANTUM RADIO FOR LTE PILOT ON NAVAJO NATION

NTUA Pursuing U.S. Stimulus Funds for 4G Network

To Trial DragonWave’s Industry Leading Solution

Ottawa, Canada,  March 8, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that the Navajo Tribal Utility Authority (NTUA) has agreed to a commercial field test using DragonWave’s Horizon Quantum radio product.

NTUA is pursuing funding from the U.S. Department of Commerce National Telecommunications and Information Administration (NTIA) for a $46M grant that includes a 530 mile of fiber optic deployment and a 57-site Long Term Evolution LTE 4G network that would provide broadband throughout 15,000 miles of the Navajo Nation, which, at 27,000 square miles, is the largest American Indian land base in the United States.

According to Walter Haase, General Manager of NTUA, “The network is designed to enable unprecedented applications such as broadband Internet access, distance learning and telemedicine that will certainly benefit people here on the Navajo Nation.  Using microwave to tie remote sites to the fiber for 4G technologies is an integral enabler of our overall strategy to meet and exceed expectations.”

To support NTUA’s application, DragonWave is installing a commercial pilot network near Fort Defiance, Arizona, in which the Horizon Quantum is backhauling 700 MHZ LTE base stations.

“As a state of the art 4G backhaul radio, the scalability, spectral efficiency, and advanced synchronization of the Quantum product are an excellent fit for our application. Affordable last mile backhaul is one of the biggest challenges in deploying 4G services in rural America,” noted Steve Nez, NTUA Communications Supervisor.

“We are excited about the opportunity to work with the NTUA on this innovative network,” said Peter Allen, president and CEO, DragonWave. “Our work with leading 4G service providers enabled us to create the industry’s first solution that is truly optimized for LTE backhaul. The Horizon Quantum offers the industry’s highest capacity, leading spectral efficiency and lowest total cost of ownership in carrier-grade, native-Ethernet microwave transport.”

About the Navajo Tribal Utility Authority

The Navajo Tribal Utility Authority is the largest multi-utility company owned and operated by an American Indian tribe. NTUA, a non-profit enterprise, was established in 1959 by the Navajo Nation Council to provide electricity, water, natural gas, wastewater treatment, and photovoltaic (solar power) services to residents throughout the 27,000 square-mile Navajo Nation, which spreads across northern Arizona, northwestern New Mexico, and southeastern Utah. Even as NTUA works hard to meet the basic utility needs of the

Navajo Nation — the region continues to suffer from the lack of access to electricity and other basic infrastructure needs. For more information visit: http://www.ntua.com/.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East, Asia and North America.  For more information, visit http://www.dragonwaveinc.com/

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Becky Obbema
Marketing Communications	Interprose Public Relations
DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024